

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. James A. Williams
906-545 Sherbourne St.
Toronto, Ontario M4X 1W5
Canada

      Re: James A. Williams Trust
              Registration Statement on Form 10
              Filed April 27, 2010
              File No. 000-53954

Dear Mr. Williams:

We issued comments on the above captioned filing on May 6, 2010. On July 2, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Nandini Acharya at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director